Exhibit 99.2

SHAREHOLDER NEWSLETTER

PRIMA BIOMED

EDITION 8

OCT 2012

Message from the CEO

Matthew Lehman, CEO

It is an exciting time for Prima. All of us here at the Company look forward to significant developments in the coming months.

In just a couple of weeks, we will be releasing interim data from the CAN-003 clinical trial of CVac. Although the study is not statistically powered to definitively assess CVac’s efficacy, this early data should help determine if our program is going in the right direction.

We will also release immune monitoring data from seven patients in the CAN-003 trial. By using a technique called Intracellular Cytokine Staining (ICS), we can evaluate if CVac induces a mucin-1 specific T-cell response. Positive data from ICS would give us the confidence to test CVac in other cancer indications and expand CVac’s potential applications.

And our large, multinational, placebo-controlled trial of CVac – the CANVAS study – continues to progress. Our remarkable team has launched the largest ever global clinical trial in the personalized bio-therapeutics field. CANVAS coordinates 1000 patients at more than 100 hospitals, in about 14 countries, with nearly 50 cell collection centers and 3 regional manufacturing facilities. We have developed our own software to manage this logistical challenge to ensure timely scheduling, delivery, production, and administration of CVac for each patient. The company is very grateful to Dr. Sharron Gargosky’s leadership, and to everyone on her team, to bring our development program to where it is today. This operational platform for managing personalized bio-therapeutics is a unique and valuable asset to the company.

Be sure to catch Dr. Gargosky’s profile later in this Shareholder Newsletter.

You may have also noted recent updates to our website, including a detailed company calendar. Marc Voigt has committed to using our company website for maintaining clear and timely communications to the public. You can expect further changes to our website and our investor outreach in the coming weeks and months.

Lastly, continuing from decisions made earlier this year to wind down Dubai activities and terminate our cripto-1 antibody program, we have started a careful review of our expenses and our business processes. I believe it is very important to maximize the Company funds available for development programs.

On behalf of everyone at Prima, I sincerely thank you for your support. I look forward to seeing you soon at our Annual General Meeting.

Matthew Lehman, Chief Executive Officer

Interim trial data from CAN-003 Study to be released

Dr. Jeffrey Goh of the Royal Brisbane & Women’s Hospital and Greenslopes Private Hospital, Brisbane, QLD, Australia will present interim safety and progression-free survival (PFS) data from the CAN-003 trial at the International Gynecologic Cancer Society (IGCS) biennial meeting in Vancouver, Canada on October 15, 2012.

63 ovarian cancer patients in first or second remission were enrolled in the trial. The first seven patients on the study were all assigned to receive CVac. The subsequent 56 patients were randomized to either receive CVac or to standard of care observation. In total, 36 patients received treatment with CVac and 27 patients were assigned to the observation group. Dr. Goh will summarize the current status of these 63 patients, the safety profile, and the interim status of the patients’ progression data as assessed by days on study.

The Company looks forward to this major milestone. CAN-003 is Prima’s first randomized, controlled study of CVac involving multiple clinical and manufacturing sites in both Australia and the US. As previously communicated, the safety data for CVac in CAN-003 have supported continuation of the study. Now, also for the first time, we will have data from CVac studied in our targeted population of ovarian cancer patients in remission.

The CAN-003 trial will continue to observe patients through another year until the final analysis. Although the study is not statistically powered to definitively assess CVac’s efficacy, this early data should help determine if our program is going in the right direction.

In addition to the interim safety and PFS data from CAN-003, intracellular cytokine staining (ICS) results for seven patients who completed full dosing of CVac will be released in October. ICS is a technique to evaluate if CVac has induced the desired mucin 1-specific T-cell response targeted to ovarian cancer in patients treated with CVac. ICS results will help assess the biological and immune stimulant activity of CVac and may support Prima expanding clinical development of CVac to investigate other cancer types that over-express mucin 1.

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In this Issue

•	Message from the CEO Matthew Lehman
•	Interim CAN-003 study data to be released
•	CANVAS update
•	Company calendar of upcoming events
•	Meet the Prima team:

Dr. Sharron Gargosky, Chief Technical Officer

PRIMA BIOMED

CANVAS Update

The Company is pleased to advise on the progress of CANVAS (CANcer VAccine Study). CANVAS is a multi-center, randomized, and placebo-controlled study of CVac in late-stage, mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy.

One thousand patients will be recruited to CANVAS at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients go through dosing.

Prima has multiple important goals that it hopes to achieve through this clinical trial, both at a clinical level and in validating the manufacturing of CVac. These are outlined below:

Clinical:

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Evaluate the time that a patient remains in remission (progression free survival) and overall survival in the population of patients most likely to benefit from an immunological therapeutic approach such as CVac

•	Evaluate CVac’s effects on quality of life in patients with ovarian cancer in remission
•	Further exploratory evaluations of biomarkers and immune responses in patients
•	Testing of the Prima mucin 1 companion screening tool

Manufacturing:

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Comparability and scale-up of three global production centers - the CANVAS study has allowed Prima BioMed to become the first company to have manufactured a dendritic cell product in multiple countries around the globe

•	Qualification and training of cell collection centers worldwide
•	Validation of automated scheduling and logistics management software
•	Validation of manufacturing quality control measures
•	Finalization of CVac product specifications

With these objectives in mind, it is important that new trial sites are rolled out carefully, to ensure all training is in place and that the CVac manufacturing capabilities can match the increasing patient numbers in the CANVAS study.

CANVAS has been designed for a robust analysis of the clinical and statistical significance of CVac treatment such that, dependent on positive data outcomes, CANVAS may lead to registration of CVac in one or more geographies.

Prima will provide periodic updates on patient enrollment, and current information about sites is available via the US National Institutes of Health clinical trial registry at www.clinicaltrials.gov

CANVAS Status Update:

•	Approximately 1000 patients are to be enrolled globally to ensure 800 patients proceed to treatment.
•	In Europe, 10 countries have ethics committee approvals: Austria, Belarus, Bulgaria, Estonia, Germany, Latvia, Lithuania, Poland, Romania, and Ukraine
•	Submissions to competent authorities are currently underway with regulatory approval already received in Australia, the United States, Belgium, Belarus, and Ukraine.
•	In the US and Australia sites are undergoing site initiations and patient recruitment.
•	97 sites have been selected
•	8 sites in the US and 1 site in Australia are actively enrolling
•	16 patients randomized as of September 24, 2012

Interim trial data from CAN-003 Study to be released

[contd from p.1]

Other goals of CAN-003 have been to confirm the safety of CVac in patients who are in remission and also to establish comparability between the US and Australian manufacturing sites.

Patient enrollment into the study commenced in July 2010 and was completed in September 2011. The last patient is due to receive the final dose of CVac in October 2012, and patients will continue to be followed until at least October 2013.

Prima will provide further updates on ICS data from further patient cohorts as results become available over the next year. Final data analysis of CAN-003, including PFS, safety, and other endpoints, is anticipated in Q4 2013.

Expected CAN-003 study data timetable:

October 2012 Final (63rd) patient receives final dose of CVac

October 2012 ICS data from the first cohort of seven patients

15 October 2012 Interim safety and PFS data presented by Dr. Goh at the IGCS conference in Vancouver

Throughout 2013 Updates on ICS data from subsequent cohorts of patients

4th Quarter 2013 Final data analysis per protocol of safety, PFS, and other endpoints

PRIMA BIOMED

Company Calendar

A company calendar outlining all upcoming company events and presentations is now on the Prima website. Recent and upcoming company events are as follows:

04 OCT 2012 3rd annual “Cancer Immunotherapy: A Long-Awaited Reality” conference; New York, NY, USA Corporate presentation and participation in cancer immunotherapy roundtable discussions

09-13 OCT 2012 German Society of Gynecology & Obstetrics Convention, International Convention Center, Munich, Germany

10 OCT 2012 Macquarie annual Emerging Healthcare Conference, Sydney, Australia Corporate presentation

13-16 OCT 2012 International Gynecologic Cancer Society; Vancouver, Canada Poster presentation by Dr. Goh regarding CAN-003 on October 15, 2012

16-18 OCT 2012 ASX Spotlight: Small to Mid Caps Asia, Singapore and Hong Kong Corporate presentation

30 OCT - 02 NOV 2012 Ausbiotech 2012, Melbourne Convention & Exhibition Center, Melbourne, Australia

16 NOV 2012 Annual General Meeting; Sydney, Australia

17 NOV 2012 Information Event “Ovarialkarzinom” Leipzig University, Leipzig, Germany Presentation by Dr. Schröder

03-04 DEC 2012 Deutsche Bank BioFEST; Boston, MA, USA

03-04 DEC 2012 Deutsche Bank BioFEST, Boston, USA

PRIMA BIOMED

Meet the Prima team - Dr. Sharron Gargosky, Chief Technical Officer

Dr. Sharron Gargosky, Chief Technical Officer

Dr. Sharron Gargosky joined Prima in August 2010 as Senior Vice President, CVac Clinical Programs, and since that time has proved to be an invaluable member of the Company’s senior management team. In May 2012, she was promoted to the position of Chief Technical Officer. In her new role, Dr. Gargosky is responsible for leading the scientific and technical development of CVac globally, and will continue to play a pivotal role in the execution of CVac’s late stage clinical trials.

Based on the West Coast of the US, Dr. Gargosky has more than 17 years experience in the biotechnology and pharmaceutical industries, and has worked in senior positions for a number of companies which have successfully received FDA approval for orphan drugs. Among other roles, Dr. Gargosky has held positions of Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics in San Francisco, Executive Director of R&D at Medicis, and Associate Director of Medical Affairs at Pharmacia.

Dr. Gargosky undertook a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, has a Ph.D. in Biochemistry from University of Adelaide in Australia, First Class Honors in Biochemistry from University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from University of Adelaide

Forward looking statement

Any forward looking statements in this newsletter have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima Biomed Ltd’s control. Important factors that could cause actual results to differ materially from any assumptions or expectations expressed or implied in this newsletter include known and unknown risks. As actual results may differ materially to any assumptions made in this newsletter, you are urged to view any forward looking statements contained in this newsletter with caution. This newsletter should not be relied on as a recommendation or forecast by Prima Biomed Limited, and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Prima BioMed – Fast Facts

Listings

Australian Securities Exchange (ASX), NASDAQ, Deutsche Börse

Stock Codes

ASX: PRR, NASDAQ: PBMD, Deutsche Börse: ISIN:US74154B2034

Issued Capital - Ordinary shares

1.066B

Market Capitalisation

A$207M (approximate as of 02 October 2012)

Cash Position

A$38.04M (@ 30/06/12)

Board

Ms Lucy Turnbull Non-executive Chairman

Mr Albert Wong Non-executive Deputy Chairman

Mr Matthew Lehman Managing Director and Chief Executive Officer

Mr Martin Rogers Non-executive Director

Dr. Richard Hammel Non-executive Director

Senior Management

Dr Sharron Gargosky Chief Technical Officer

Mr Marc Voigt Chief Business Officer

Mr Ian Bangs Chief Financial Officer

Dr Neil Frazer Chief Medical Officer

www.primabiomed.com.au

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